UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

MHHC Enterprises, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

400 Union St. SE

Suite 200

Olympia, WA 98501

253-336-6442

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

6399	82-4972078
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Explanatory Note

This Special Financial Report on Form 1-K is being filed with the Securities and Exchange Commission (the “SEC”) by MHHC Enterprises, Inc. pursuant to Rule 257(b)(2)(i)(A) (the “Rule”) under Regulation A promulgated under the Securities Act of 1933, which requires the filing of audited financial statements for the fiscal year ended December 31, 2022, which is the last completed fiscal year preceding the qualification of the Company’s Post-Effective Amendment to the Offering Statement on Form 1-A (File No. 024-11406) filed with the SEC on January 10, 2023 and qualified on January 19, 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:

MHHC Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MHHC Enterprises, Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss and used cash in operations of $947,750 and $241,943 respectively, during the year ended December 31, 2022 and a working capital deficit, stockholders’ deficit and accumulated deficit of $631,545, $2,536,895 and $12,923,033 respectively, at December 31, 2022. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2020.

Boca Raton, Florida

May 18, 2023

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021

Assets

Current assets:
Cash	$11,468	$223,872
Restricted cash	117,178	60,342
Accounts receivable	337,185	196,593

Total current assets	465,831	480,807

Property and equipment, net	389	1,102
Software	161,591	—

Total assets	$627,811	$481,909

Liabilities and Stockholders’ Deficit

Current liabilities:
Accrued expenses	$302,716	$126,713
Contract liabilities, current portion	438,971	473,456
Warranty claims payable	113,927	66,056
Warranty reserve liability	5,350	4,014
Notes payable, current portion, net of debt discount of $13,578 and $0, respectively	133,142	—
Loan payable - related party	103,270	—
Total current liabilities	1,097,376	670,239

Contract liabilities	1,417,886	1,031,804
Notes payable, net of debt discount of $623 and $0, respectively	649,444	662,300

Total liabilities	3,164,706	2,364,343

Commitments and contingencies - See Note 8

Stockholders’ deficit:

Preferred stock - 500,000 shares authorized:
Preferred stock - Series A, $0.0001 par value, 500,000 shares designated, issued and outstanding	50	50
Common stock, par value $0.001 per share; 400,000,000 shares authorized; 24,134,470 and 10,136,500 shares issued and outstanding, respectively	24,135	10,137
Additional paid-in capital	10,361,953	10,082,662
Accumulated deficit	(12,923,033)	(11,975,283)

Total stockholders’ deficit	(2,536,895)	(1,882,434)

Total liabilities and stockholders’ deficit	$627,811	$481,909

 The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2022	2021

Revenues:
Extended warranty revenues	$635,745	$412,019
Assurance warranty revenues	26,718	19,501
Total revenues	662,463	431,520

Cost of revenues:
Claims expense	239,233	206,769
Warranty reserve expense	1,336	975
Total cost of revenues	240,569	207,744

Gross profit	421,894	223,776

Operating expenses:
General and administrative	1,294,555	1,392,754
Total operating expenses	1,294,555	1,392,754

Operating loss	(872,661)	(1,168,978)

Other income (expense):
Interest income	1,057	10
Interest expense	(112,285)	(15,257)
Forgiveness of PPP loan and accrued interest	36,139	—
Total other expense, net	(75,089)	(15,247)

Loss before income taxes	(947,750)	(1,184,225)

Provision for income taxes	—	—

Net loss	$(947,750)	$(1,184,225)

Net loss per share:
Basic and diluted	$(0.05)	$(0.12)

Weighted average number of common shares outstanding:
Basic and diluted	19,264,472	10,136,500

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Series A				Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - December 31, 2020	500,000	$50	10,136,500	$10,137	$9,573,151	$(10,791,058)	$(1,207,720)

Share-based compensation	—	—	—	—	509,511	—	509,511

Net loss	—	—	—	—	—	(1,184,225)	(1,184,225)

Balance - December 31, 2021	500,000	50	10,136,500	10,137	10,082,662	(11,975,283)	(1,882,434)

Share-based compensation	—	—	14,000,000	14,000	279,289	—	293,289

Shares given back to Company	—	—	(2,030)	(2)	2	—	—

Net loss	—	—	—	—	—	(947,750)	(947,750)

Balance - December 31, 2022	500,000	$50	24,134,470	$24,135	$10,361,953	$(12,923,033)	$(2,536,895)

The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2022	2021

Cash Flows From Operating Activities:
Net loss	$(947,750)	$(1,184,225)
Adjustments to reconcile net loss to net cash used in
operating activities:
Bad debt expense	750	—
Share-based compensation	293,289	509,511
Depreciation	713	714
Interest and amortization of debt discount	11,290	—
Forgiveness of PPP loan and accrued interest	(36,139)	—
Changes in operating assets and liabilities:
Accounts receivable	(141,342)	(52,961)
Warranty claims payable	47,871	29,545
Accrued expenses	176,442	93,949
Contract liabilities	351,597	307,137
Warranty reserve liability	1,336	975
Net cash used in operating activities	(241,943)	(295,355)

Cash Flows From Investing Activities:
Disbursements for software development	(161,591)	—
Net cash used in investing activities	(161,591)	—

Cash Flows From Financing Activities:
Proceeds from notes payable	236,661	406,500
Repayments of notes payable	(91,965)	—
Proceeds from related party advances, net	103,270	—
Net cash provided by financing activities	247,966	406,500

Net increase (decrease) in cash and restricted cash	(155,568)	111,145

Cash and restricted cash at beginning of year	284,214	173,069

Cash and restricted cash at end of year	$128,646	$284,214

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$69,447	$250
Cash paid for taxes	$—	$—

The following table provides a reconciliation of cash and restricted cash reported within the accompanying consolidated balance sheets to the total amounts shown in consolidated statements of cash flows above:

Cash	$11,468	$223,872
Restricted cash	117,178	60,342
Total cash and restricted cash	$128,646	$284,214

 The accompanying notes are an integral part of the consolidated financial statements.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 1 — NATURE OF OPERATIONS

Overview

MHHC Enterprises, Inc. (“MHHC” or the “Company”) offers its Extended Service Contract (“ESC”) in over 1,000 retail locations and online as well. MHHC is a provider of help desk and warranty insurance administration services for a wide variety of industries and consumers. Additionally, the organization creates and specializes in service programs for a variety of manufacturers and commercial construction industries like heating, ventilating and air conditioning (HVAC). MHHC is a provider of call center “on-shoring” by creating jobs in the United States for professional phone representatives, including both sales and customer service employees. The Company’s call center processes claims and service calls with skilled professionals consistently offering warranty support solutions for a variety of businesses. MHHC prides itself in offering troubleshooting solutions over the phone and developing processes to eliminate overhead costs of shipping and timely repairs on approved claims. The highly skilled staff at MHHC consistently provide mission-critical solutions and results that assist industries and manufacturers in driving down warranty support and repair costs for their organization.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2022, the Company had cash of $11,468 and a working capital deficit (current liabilities in excess of current assets) of $631,545. During the year ended December 31, 2022, the net loss was $947,750 and net cash used in operating activities was $241,943. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

During the year ended December 31, 2022, the Company received proceeds of $236,661 from the issuance of notes payable and advances of $103,270, net of repayments, from a related party.

The Company has experienced net losses and negative cash flows from operations during 2022 and 2021. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

Management’s plans regarding these matters encompass the following actions: 1) obtain funding from new investors from a combination of debt and equity offerings in order to alleviate the Company’s working capital deficiency and 2) implement its business plan to increase revenues. The Company’s continued existence is dependent upon its ability to obtain additional funding sources and to develop profitable operations. However, the outcome of management’s plans cannot be determined with any degree of certainty.

Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Beginning in 2020, the effects of the COVID-19 pandemic impacted certain aspects and geographies of the global economy due to restrictions imposed by governments and private enterprises, financial and health concerns among the general population resulting in reduced demand for certain products and services, and supply chain, production and other logistical disruptions. While the COVID-19 pandemic has since subsided in the U.S., our operations and financial results were adversely impacted by the foregoing developments with respect to the pandemic, and any resurgence of the virus in the markets we serve could further impact our business and operating results in future periods. Further, the long-term implications of the COVID-19 pandemic and related developments, if any, on our financial performance remain uncertain and variable in the current economic environment including rising interest and inflation rates and the bank failures thus far in 2023.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

As of the date of this report, the Company has experienced delays in collecting its accounts receivable and cancelation of potential additional ESC opportunities and the longer the adverse developments described above continue, or if they magnify, there may be additional impacts. Although the Company cannot estimate the length or gravity of the impacts of these events at this time, if these developments continue, they may have a material adverse effect on the Company’s results of future operations, financial position, liquidity, ability to raise capital and capital resources, and those of the third parties on which the Company relies in 2023 and beyond.

NOTE 3 — ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of software, valuation of loss contingencies, warranty reserve liability for assurance warranties, valuation of stock-based compensation and the valuation allowance on deferred tax assets. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MHHC Enterprises, Inc. and its wholly owned subsidiaries MHHC Warranty and Services, Inc., ONBLi, Inc., and MHHC Reinsurance, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable, accrued expenses and warranty claims payable are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2022 and 2021. The Company maintains its cash in banks insured by the Federal Deposit Insurance Corporation in accounts that at times may be in excess of the federally insured limit of $250,000 per bank. At December 31, 2022 and 2021, the uninsured balances amounted to $0.

The Company’s reinsurance provider for warranty policies sold in states that regulate the warranty and insurance industry requires the Company to fund and maintain cash reserves in a separate bank account controlled by the reinsurance provider. These funds are reflected as restricted cash in the accompanying consolidated balance sheet.

For warranty policies sold in states that do not regulate the warranty and insurance industry, the Company sets aside discretionary reserves. These funds are included in cash in the accompanying consolidated balance sheet.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of unsecured trade accounts with customers (See Note 11). The Company monitors outstanding receivables based on factors surrounding the credit risk of specific customers, historical trends, and other information. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. There is judgment involved with estimating the allowance for doubtful accounts, and if the financial condition of the Company’s customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against revenues. The Company has not historically experienced significant credit or collection problems with its customers. At December 31, 2022 and 2021, no allowance for doubtful accounts relating to the Company’s accounts receivable was deemed necessary.

Property and Equipment

Property and equipment consists of computer equipment and is recorded at cost. Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful life for computer equipment is three years.

Long-Lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Software Development Costs

The Company is developing software technology to meet internal needs and developing applications that shall be used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization shall be provided for on a straight-line basis over the expected useful lives of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the years ended December 31, 2022 and 2021, no income tax related interest or penalties were assessed or recorded.

Revenue Recognition and Contract Liabilities

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

Revenues consist of warranty fees derived from extended warranties and manufacturer warranties on general consumer electronic goods, which include residential appliances, audio and visual equipment and small consumer handheld electronics. The extended warranties are sold wholesale to agents that resell them to direct retail outlets. Extended warranty revenue is recognized over time on a pro-rata basis over the applicable extended warranty period, ranging from one to five years. The extended warranty period begins at the end of the manufacturer’s warranty period, which typically lasts one year. The manufacturer warranties are serviced by guaranteeing products to the consumer on behalf of the manufacturer.

Contract liabilities represent the amount of extended warranty fees received in excess of the portion recognized as revenue and are included in current and non-current liabilities in the accompanying consolidated balance sheets. Contract liabilities shall be recognized in future revenues on a straight-line basis over the respective terms of the extended warranty periods ranging from one to five years subsequent to the end of the manufacturer’s warranty period.

For customers for which the Company is providing warranty coverage on behalf of the manufacturer (assurance warranties), revenue is recognized at the point in time the product is sold by the manufacturer. Concurrently, a warranty reserve liability equal to the estimated future claims is also recognized. There are no separate performance obligations.

Cost of Revenues

Cost of revenues includes claims expense and warranty reserve expense. For extended warranties, claims expense is recognized as claims occur and is recognized in the period in which the claim originates. For manufacturer warranties, warranty reserve expense is recognized at the beginning of the warranty period to establish an estimated warranty reserve liability. Claims for manufacturer warranties reduce the warranty reserve liability.

Advertising

The Company charges the costs of advertising to expense as incurred. Advertising costs were $0 and $6,402 for the years ended December 31, 2022 and 2021, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

There were no potentially dilutive securities outstanding during the periods presented.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company’s convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 became effective for the Company on January 1, 2022. The adoption of this update did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, “Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”. The guidance was issued as improvements to ASU No. 2016-13 described above. The vintage disclosure changes require an entity to disclose current-period gross write-offs by year of origination for financing receivables. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments should be applied prospectively. Early adoption of the amendments is permitted, including adoption in an interim period. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are summarized in the table below:

	December 31,
	2022	2021
Computer equipment	$2,140	$2,140
Less: accumulated depreciation	(1,751)	(1,038)
Property and equipment, net	$389	$1,102

Depreciation expense was $713 and $714 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 — SOFTWARE

The Company is developing software technology and applications to allow businesses and consumers to purchase extended warranty products and upload proof of purchase of products covered under warranties. The Company is also developing software for an e-commerce platform that will include proprietary algorithms to connect individuals with their precise products and goods. These software development costs shall be used to meet internal needs and the applications shall be used to deliver the Company’s services. Software and related accumulated amortization are summarized in the table below:

	December 31,
	2022	2021
Warranty your world software	$31,785	$—
ONBLi software	129,806	—
Less: accumulated amortization	—	—
Software, net	$161,591	$—

The software technology is still being developed and therefore the assets have not yet been placed in service. Accordingly, amortization expense for the year ended December 31, 2022 and 2021 was $0.

Total estimated future amortization expense for software assets shall be disclosed when the assets are placed in service.

NOTE 6 — ACCRUED EXPENSES

Accrued expenses are summarized in the table below:

	December 31,
	2022	2021
Accrued payroll and related costs	$2,801	$7,358
Accrued interest payable	46,013	19,110
Accrued professional fees	62,683	96,107
Accrued reinsurance fees	91,290	—
Accrued software costs	48,269	—
Other	51,660	4,138
Total accrued expenses	$302,716	$126,713

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 7 — NOTES PAYABLE

Notes payable were comprised of the following as of December 31, 2022 and 2021:

	December 31,
	2022	2021
EIDL note payable (due July 1, 2050)	$494,300	$494,300
EIDL note payable (due July 31, 2050)	132,300	132,300
PPP loan	—	35,700
OnDeck note payable	141,283	—
Everest note payable	28,904	—
Total notes payable	796,787	662,300
Less unamortized debt discount	(14,201)	—
Total notes payable, net of unamortized debt discount	782,586	662,300
Less current portion	(133,142)	—
Long-term portion	$649,444	$662,300

On July 8, 2020, MHHC Warranty and Services, Inc. executed the standard loan documents for an Economic Injury Disaster Loan (“EIDL”) from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $123,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning July 8, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $593. On March 15, 2021, the initial payment date was extended 12 months to July 8, 2022. On August 19, 2021, the EIDL was amended whereby the Company received additional cash proceeds of $370,800 and, accordingly, the monthly payment was changed to $2,461. On September 8, 2022, the initial payment date was extended an additional 6 months to January 23, 2023. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2022 and 2021, the remaining carrying value of the note was $494,300. At December 31, 2022 and 2021, accrued interest on the note was $30,445 and $11,909, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

On August 7, 2020, MHHC Enterprises, Inc. executed the standard loan documents for an EIDL from the U.S. Small Business Administration in light of the impact of the COVID-19 pandemic on the Company. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL received was $132,300, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, are due monthly beginning August 7, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $646. On March 15, 2021, the initial payment date was extended 12 months to August 7, 2022. On September 8, 2022, the initial payment date was extended an additional 5 months to January 6, 2023. The balance of principal and interest is payable thirty years from the date of the SBA Loan Agreement. At December 31, 2022 and 2021, the remaining carrying value of the note was $132,300. At December 31, 2022 and 2021, accrued interest on the note was $11,853 and $6,891, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

On February 17, 2021, MHHC Warranty and Services, Inc. received proceeds of $35,700 from the Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration in exchange for a promissory note. The note has a maturity date of February 17, 2026 and bears 1% interest per annum. Payments of the Loan shall be deferred until the date on which the amount of forgiveness determined under the CARES Act, as amended by the Economic Aid Act, or the Small Business Act, is remitted to the Lender. If the Company fails to apply for forgiveness within 10 months after the last day of the Covered Period (as defined in the Small Business Act, as amended by the Economic Aid Act), principal and interest payments will commence 10 months from the last day of the Covered Period. All remaining principal and accrued interest was due and payable at the maturity date of the note. In April 2022, the Company applied for loan forgiveness for this loan from the U.S. Small Business Administration. On May 12, 2022, the outstanding principal and accrued interest due on the note was forgiven. Accordingly, on that date, the Company recognized a gain on forgiveness of debt of $36,139. At December 31, 2022 and 2021, the remaining carrying value of the note was $0 and $35,700, respectively. At December 31, 2022 and 2021, accrued interest on the note was $0 and $310, respectively, and is included in accrued expenses on the accompanying consolidated balance sheets.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

On February 25, 2022, the Company issued a note payable to ODK Capital, LLC (“OnDeck”) with a face value of $206,152 in exchange for cash proceeds of $197,906, representing an original issue discount of $8,246. The note requires the payment of 104 weekly payments (including principal and interest) of $3,053 commencing March 4, 2022 for a total of $317,475, with a final maturity date of February 25, 2024. The imputed interest rate on the note is 46.5% per annum. The debt discount is being amortized to interest expense using the effective interest method. During the year ended December 31, 2022, the Company amortized $3,459 of debt discount to interest expense. During the year ended December 31, 2022, the Company paid 44 payments totaling $134,316, of which $69,447 was expensed to Interest expense and $64,869 was a reduction of the principal balance. As of December 31, 2022, the remaining balance due on the note payable was $141,283, before the unamortized debt discount of $4,787 (See Note 12).

On September 13, 2022, the Company issued a note payable to Everest Business Funding (“Everest”) with a face value of $56,000 in exchange for cash proceeds of $38,755, representing an original issue discount of $17,245. The note requires the payment of 31 weekly payments (including principal and interest) of $1,806 commencing September 21, 2022 for a total of $56,000, with a final maturity date of April 19, 2023. The imputed interest rate on the note is 127.7% per annum. The debt discount is being amortized to interest expense using the effective interest method. During the year ended December 31, 2022, the Company amortized $7,831 of debt discount to interest expense. During the year ended December 31, 2022, the Company paid 15 payments totaling $27,096, which was a reduction of the principal balance. As of December 31, 2022, the remaining balance due on the note payable was $28,904, before the unamortized debt discount of $9,414.

At December 31, 2022 and 2021, the remaining carrying value of notes payable was $782,586 and $662,300, net of debt discount of $14,201 and $0, respectively. At December 31, 2022 and 2021, accrued interest payable of $42,297 and $19,110, respectively, was outstanding on the notes.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Employment Agreements

On April 23, 2021, the Company entered into an employment agreement with an individual to become the Chief Executive Officer of ONBLi, Inc. The Executive shall be compensated upon the completion of certain Triggering Events including: (i) 1,000,000 common shares of the Company upon successful launch of ONBLi.com as a fully functional e-commerce website; and (ii) 4,000,000 common shares of the Company to be issued in tranches of 1,000,000 common shares upon each $1,000,000 of gross revenues generated through ONBLi.com. The value of the aforementioned grants is based on the grant date price of $0.0373 per share, resulting in a fair value of $37,300 for item (i) and $149,200 for item (ii). In addition, the Executive is eligible for additional compensation upon successful acquisition of Acquisition Targets including a salary of $180,000 - $250,000 per year, provided that one or more of the acquired Acquisition Targets in aggregate generate enough net profits to sustain such salary. The awards are performance based and, accordingly, are accrued when it is probable the respective performance condition shall be achieved. As of December 31, 2022 and 2021, the estimated probability of the development of the ONBLi.com website for purposes of determining the accrued amounts was approximately 25% and 0%, respectively, completed. Accordingly, $9,500 and $0 was capitalized as Software during the year ended December 31, 2022 and 2021, respectively.

Regulations and Reserves

The Company is subject to extensive supervision and regulation in the U.S. states in which our warranty company subsidiary operates. This is particularly true in those states in which our warranty subsidiary is licensed. The supervision and regulation relates to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our warranty holders. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things: (i) standards of solvency, including risk-based capital measurements; (ii) restrictions on the nature, quality and concentration of investments; and (iii) restrictions on the types of terms that we can include in the warranties we offer.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The statutes or the state insurance department regulations may affect the cost or demand for our products and may impede the Company from obtaining rate increases or taking other actions the Company might wish to take to increase profitability. Further, the Company may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations. Also, regulatory authorities have discretion to grant, renew or revoke licenses and approvals subject to the applicable state statutes and appeal process. If the Company does not have the requisite licenses and approvals (including in some states the requisite secretary of state registration) or does not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend the Company from carrying on some or all of its activities or invoke monetary penalties.

In order to comply with Regulatory State requirements, the Company maintains a Contract Liability Insurance Policy (“CLIP”) with a reinsurance provider to insure its obligations under the extended warranty policies it sells. The reinsurance provider requires the Company to set aside in a separate bank account, which is controlled by the reinsurance provider, a percentage of warranty premiums collected from policies sold within Regulatory States. The Company engaged an actuary to analyze and review the Company’s loss claim history for extended warranty contracts sold. Based on the actuary report, the Company and the reinsurance provider agreed to a reserve percentage of 40% of premiums collected in Regulatory States. This percentage may be changed at the discretion of both the Company and the reinsurance provider as agreed upon. As of December 31, 2022 and 2021, the reserve percentage was 40% and 40%, respectively. These restricted cash reserves may become unrestricted and transferred to the Company’s operating cash accounts upon submission of proof of paid claims to the reinsurance provider and/or the expiration of warranty policies. The reinsurance policy serves as a backup to these restricted cash reserves. Should the Company as a whole default or become insolvent, the CLIP would cover any filed claims which the Company was not able to pay. As of December 31, 2022 and 2021, the restricted cash reserves were $117,178 and $60,342, respectively, which are reflected as restricted cash in the accompanying consolidated balance sheet. In addition, as of December 31, 2022 and 2021, the Company had $190 and $14,094, respectively, of non-restricted cash reserves, which are included in cash in the accompanying consolidated balance sheet.

Effective April 8, 2019, the Company entered into an Administration Insured Program Agreement whereby it obtained the CLIP, as discussed above, for extended warranty policies sold in Regulatory States. For years 2022 and going forward, the Company is required to pay a reinsurance premium (also referred to as a “ceding fee”) equal to 10% of the cash reserves established for each policy sold, plus premium tax, subject to a minimum annual premium of $100,000.

Lease

The Company leases an executive office suite on a month-to-month basis. During the year ended December 31, 2022 and 2021, lease expense was $4,353 and $2,924, respectively.

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2022, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 9 — STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company is authorized to issue 500,000 shares of preferred stock, par value $0.0001 per share.

On August 7, 2018, the Company authorized the issuance of 500,000 Series A preferred stock (“Series A”), par value $0.0001 per share. As stated in the Certification of Designation, “Together, collectively and in their entirety, all Holders of Series A Preferred Stock shall have voting rights equal to exactly 51% of all voting rights available at the time of any vote”. The Series A have no conversion rights, are not entitled to dividends, and have no stated or enumerated liquidation value. The Certificate of Designation for the Series A preferred stock was filed on April 25, 2019.

At December 31, 2022 and 2021, there were 500,000 shares of Series A preferred stock issued and outstanding.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Common Stock

Authorized Shares

On May 10, 2022, the Company amended its Articles of Incorporation to change the number of authorized common shares to 400,000,000 shares of common stock, par value $0.001 per share, which has been reflected retroactively in the accompanying consolidated financial statements.

Stock Dividend

On December 7, 2021, the Company effected a stock dividend of 10 shares of the Company’s common stock for each share of common stock outstanding as of the record date of June 30, 2021. As a result, the number of issued and outstanding common shares increased by 9,215,000 common shares. All references to common shares and per-share data for all periods presented in this report have been retroactively adjusted to give effect to this stock dividend.

Offering Statement

On January 19, 2023, the Company’s Offering Statement on Form 1-A, which was filed pursuant to Regulation A (File Number: 024-11406), was qualified by the Securities and Exchange Commission. The Offering Statement relates to the Company’s offering of up to 100,000,000 units, at $0.50 per unit, with each unit consisting of two shares of common stock and one warrant to purchase one share of common stock at an exercise price of $0.25 per share, for maximum gross proceeds of $50,000,000 (before deducting the maximum broker discount and costs of the offering, and without giving effect to any warrant exercises). As of the date of this filing, no units have been sold to investors pursuant to the Offering Statement.

Common Stock Activity

On May 7, 2021, the Company granted 22,000,000 common shares to each of two officers of the Company (an aggregate of 44,000,000 common shares) as deferred compensation, that were scheduled to vest on May 17, 2022, subject to continued employment by the Company. Based on the quoted closing trading price of the Company’s common stock of $0.0182 on the grant date, the fair value of the compensation was $802,800, which was being amortized to expense over the vesting period. On March 15, 2022, the Company cancelled 15,000,000 of the aforementioned common shares to each of the two officers of the Company (an aggregate of 30,000,000 common shares were cancelled). Since no replacement award was issued, the cancellation of shares was accounted for as a repurchase for no consideration and, accordingly, the previously unrecognized compensation cost related to the cancelled award was recognized at the date of cancellation. On May 17, 2022, the remaining 14,000,000 common shares vested. During the year ended December 31, 2022 and 2021, $293,289 and $509,511, respectively, of stock-based compensation was recognized in the accompanying consolidated statements of operations.

On August 10, 2022, a stockholder contributed 2,030 common shares back to the Company. Accordingly, common stock was decreased by the par value of the shares of $2 with a corresponding increase in additional paid-in capital of $2.

At December 31, 2022 and 2021, there were 24,134,470 and 10,136,500, respectively, shares of common stock outstanding.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 10 — INCOME TAXES

The Company’s provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended
	December 31,
	2022	2021
Current:
Federal	$—	$—
State	—	—

Deferred:
Federal	(42,407)	(260,716)
State	—	—
	(42,407)	(260,716)
Change in valuation allowance	42,407	260,716
Income tax provision (benefit)	$—	$—

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company’s deferred tax assets and liabilities are comprised of the following:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$295,499	$228,595
Contract liabilities	389,940	316,105
Reserve for warranties	1,123	843
Share-based compensation	8,451	106,997
Total deferred tax assets	695,013	652,540

Deferred tax liabilities:
Other	(66)	—
Total deferred tax liabilities	(66)	—

Valuation allowance	(694,947)	(652,540)

Total deferred tax assets (liabilities)	$—	$—

As of December 31, 2022 and 2021, the Company had U.S. federal net operating loss carryforwards of approximately $1.4 million and $1.1 million, respectively, of which $1.0 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the “Code”) imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company’s net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL’s would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company’s tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company’s effective tax rate are as follows:

	For the Years Ended
	December 31,
	2022	2021
Income taxes at the US federal statutory rate	$(199,028)	$(248,687)
Other	(9,867)	(12,029)
Effect of non-deductible stock-based compensation	166,488	—
Change in valuation allowance	42,407	260,716

Income tax provision (benefit)	$—	$—

NOTE 11 — CONCENTRATIONS

Concentration of Revenues

For the years ended December 31, 2022 and 2021, one customer accounted for 96.0% and 95.5%, respectively, of the Company’s consolidated revenues.

Concentration of Accounts Receivable

One customer accounted for 98.1% and 98.6% of the Company’s consolidated accounts receivable at December 31, 2022 and 2021, respectively.

Concentration of Vendor

One vendor, who is also the Company’s largest customer, is utilized to process and service all of the Company’s claims related to extended warranties. At December 31, 2022 and 2021, the balance due to this vendor was $113,927 and $66,056, respectively, which is reflected as warranty claims payable on the accompanying consolidated balance sheet.

MHHC ENTERPRISES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 12 — SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company evaluated events that occurred after the consolidated balance sheet date through May 18, 2023, which is the date the consolidated financial statements were available to be issued.

On January 30, 2023, the Company issued a note payable to ODK Capital, LLC with a face value of $170,000 in exchange for settling the remaining balance due on the February 25, 2022 note of $134,028 and additional cash proceeds of $30,872 (total of $164,900), representing an original issue discount of $5,100. The note requires the payment of 104 weekly payments (including principal and interest) of $2,370 commencing February 6, 2023 for a total of $246,500, with a final maturity date of January 27, 2025. The imputed interest rate on the note is 39.6% per annum. The debt discount is being amortized to interest expense using the effective interest method.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Special Financial Report to be signed on its behalf by the Company, thereunto duly authorized, in the city of Olympia, Washington on this 18th day of May, 2023.

MHHC Enterprises, Inc.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer

This Special Financial Report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Frank Hawley
Frank Hawley Chief Executive Officer and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer and Director)

By:	/s/ Raymond MacKay
Raymond MacKay Director